Morgan, Lewis & Bockius

c/o Suites 1902-09, 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

March 9, 2023

Confidential

Mr. Frank Knapp

Ms. Jennifer Monick

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reitar Logtech Holdings Limited

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on December 27, 2022

CIK No. 0001951229

Dear Mr. Knapp, Ms. Monick, Mr. Regan and Ms. Mills-Apenteng:

On behalf of our client, Reitar Logtech Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 24, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 27, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong	+852.3551.8500 +852.3006.4346

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments.

Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the ordinary shares you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security, anti-monopoly concerns, and China's extension of authority into Hong Kong, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page, pages 2, 3, 22, 28, 31, 32 and 37 to 41 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.	Please revise your summary to disclose your reliance on a small number of customers for the vast majority of your total revenue for the past two fiscal years.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 62, 91 and 99 of the Revised Draft Registration Statement.

Summary of Risk Factors

Risks Relating to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate, page 3

3.	Please significantly expand your summary risk factors to address each of your material China-related risks. For each of the risks related to China that you list here, please also include specific cross references, with page numbers, to the more detailed discussion of those risks addressed elsewhere in the prospectus.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 3 and 37 to 41 of the Revised Draft Registration Statement.

Enforcement of Civil Liabilities, page 53

4.	Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the cost and time constraints. Also, please similarly revise the related risk factors on pages 38 and 44, as applicable.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 41, 47 and 56 of the Revised Draft Registration Statement.

Corporate History and Structure, page 55

5.	Disclosures throughout your filing indicate that you deemed Reitar Logtech Holdings Limited's acquisition of Reitar Capital Partners Limited to be a business combination subject to the acquisition method. Please explain, citing relevant accounting guidance, how you concluded that Reitar Capital Partners Limited was not acquired as an entity under common control before and after its acquisition, and therefore subject to the acquisition method. Within your response, please address that prior to its acquisition, the equity holders of Reitar Capital Partners Limited were also senior management and/or shareholders of Reitar Logtech Holdings Limited.

In response to the Staff’s comment, the Company respectfully submits as below:

According to ASC 805-10-20, business combination means a transaction or other event in which an acquirer obtains control of one or more businesses.

A common-control transaction is typically a transfer of net assets or an exchange of equity interests between entities under the control of the same parent. While a common-control transaction is similar to a business combination for the entity that receives the net assets or equity interests, such a transaction does not meet the definition of a business combination because there is no change in control over the net assets. Therefore, the accounting and reporting for a transaction between entities under common control is outside the scope of the business combinations guidance in ASC 805-10, ASC 805-20, and ASC 805-30 and is addressed in the “Transactions Between Entities Under Common Control” subsections of ASC 805-50.

Since the incorporation and up to immediately before the acquisition of 100% equity interest in Reitar Capital Partners Limited by the Company in November 2022, the Company was ultimately owned as to 50% by Mr. Hau Lim Chung (“Mr. Chung”) and 50% by Mr. Chun Yip Yiu (“Mr. Yiu”) and the board of directors of the Company comprised Mr. Chung and Mr. Yiu; while Reitar Capital Partners Limited was owned as to 78% by Mr. Kin Chung Chan (“Mr. Chan”) and 22% by Mr. Chung. Mr. Chan was the controlling shareholder of Reitar Capital Partners Limited, while Mr. Chung was not.

As discussed above, a common control transaction is typically a transfer of net assets or an exchange of equity interests between entities under the control of the same parent. Since the controlling shareholder of the Company and Reitar Capital Partners Limited was not the same prior to the acquisition, the aforementioned acquisition was not regarded as a common control transaction.

Furthermore, in November 2022, the Company acquired 100% of ordinary shares of Reitar Capital Partners Limited by issuing shares to Star Capital Asset Management Limited and Smart Logtech Holdings Limited, which is wholly owned by Mr. Chan and Mr. Chung. Immediately after the acquisition, the Company was ultimately held as to 36% by Mr. Chung, 25% by Mr. Yiu and 39% by Mr. Chan.

Immediately after the acquisition, Mr. Chan was appointed as the chairman, director and the chief executive officer of the Company. However, Mr. Chan does not have the power to direct the business decision of the Company in his sole discretion as Mr. Chung and Mr. Yiu remain as directors of the Company, and Mr. Chung was appointed as the president as the same time. Therefore, Mr. Chan is not considered to have control in the Company, nor maintain control in Reitar Capital Partners Limited after the acquisition.

As Mr. Chan ceased to maintain his control in Reitar Capital Partners Limited after the acquisition, there was a change in control over the net assets of Reitar Capital Partners Limited. The acquisition is deemed to be a business combination and therefore subject to the acquisition method.

6.	The above comment notwithstanding, please tell us how you determined that Reitar Logtech Holdings Limited was the accounting acquirer and that Reitar Capital Partners Limited was the accounting acquiree. Within your response, please reference paragraphs 4 and 5 of ASC 805-10-25 and paragraphs 10-15 of ASC 805-10-55.

In response to the Staff’s comment, the Company respectfully submits that it determined that the Company (Reitar Logtech Holdings Limited) was the accounting acquirer and that Reitar Capital Partners Limited was the accounting acquiree based on the following:

According to paragraph 4 and 5 of ASC 805-10-25, for each business combination, one of the combining entities shall be identified as the acquirer. If a business combination has occurred but applying the General Subsections of Subtopic 810-10 which does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 shall be considered in making that determination.

According to ASC 805-10-55-12, in a business combination effected primarily by exchanging equity interests, the acquirer is usually the entity that issues its equity interests. However, all pertinent facts and circumstances must be considered in identifying the accounting acquirer, including the relative voting rights in the combined entity after the business combination, the composition of the governing body and senior management of the combined entity, the terms of the exchange of equity interests in the business combination, including payment of a premium, and the relative size of the combining entities.

In identifying the accounting acquirer, the Company has taken into account the following:

(i)	As detailed in the Company’s response to the Staff’s fifth comment above, the Company acquired 100% of ordinary shares of Reitar Capital Partners Limited by issuing 7,800 shares and 2,200 shares to companies wholly owned by the then shareholders of Reitar Capital Partners Limited, Mr. Chan and Mr. Chung.

(ii)	Immediately after the business combination, the Company was ultimately held as to 36% by Mr. Chung, 25% by Mr. Yiu and 39% by Mr. Chan. Mr. Chung and Mr. Yiu, being the then shareholders of the Company before the business combination, retained in aggregate 61% of the voting power of the Company after the business combination.

(iii)	Immediately after the business combination, Mr. Chung and Mr. Yiu remain as the directors of the Company and Mr. Chung was appointed as the president; while Mr. Chan became chairman, director and chief executive officer of the Company. The then shareholders, Mr. Chung and Mr. Yiu, still represent the majority of the board of directors of the combined company.

(iv)	As disclosed in note 1 to the unaudited pro forma condensed combined financial information on page F-49, the fair value of the consideration, i.e. 10,000 ordinary shares of the Company, is US$536,582, which is higher than the fair value of the assets and liabilities of Reitar Capital Partners Limited and its subsidiaries. The excess of US$3,812,838 is recognized as goodwill in the combined entity’s book.

(v)	As disclosed in the unaudited pro forma condensed combined balance sheet as of March 31, 2022 on page F-47, the net asset value of Company was higher than that of Reitar Capital Partners Limited. Further, as disclosed in the unaudited pro forma condensed combined statement of income and comprehensive income for the year ended March 31, 2022 on page F-48, the revenue and net income of the Company were higher than those of Reitar Capital Partners Limited.

Based on the above factors, the Company concluded that the Company was the accounting acquirer in the business combination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

7.	We note on page 14 your identification of specific key operating data with respect to the Kamai Group and Reitar Group. Please tell us what consideration you gave to discussing these metrics in relation to the operating results of each. We refer you to Item 303(a) of Regulation S-K and Section III.B.1. of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company respectfully submits that the specific metrics identified as key operating data are selected based on reasons listed below:

For Kamui Group, the number of clients, the number of projects and the contract amount are different dimensions to illustrate the Company’s business scale in providing the construction management and engineering design services in Hong Kong. As Kamui Group closely works with some of the key 3PL operators in Hong Kong and continue to develop business relationship with more customers, the number of clients and projects and contract amount increased in the past two fiscal years. Also, as construction and cold storage conversion service is one of Kamui Group’s main construction services, the area of cold storage converted is also included as an indicator of Kamui Group’s performance in providing this specific service.

For Reitar Group, the Company lists out the number of client and the number of projects for the year ended March 31, 2022 to disclose the Company’s reliance on a small number of clients for the Company’s revenue generated from its asset management services segment as the Reitar Group began providing asset management services and started to generate revenue from this segment since April 2021. The gross floor area and the managing amount (referring to the aggregate of the total investment amount of each project) represent the relatively large size of Reitar Group’s projects with clients. Reitar Group’s ability to secure such large projects also gives us the competitive edge over other players in the market.

Discussion and Analysis of the Results of Operations of Reitar Group

Results of Operations

Year ended March 31, 2022 compared to year ended March 31, 2021, page 76

8.	Please revise your discussion of income tax expenses to address why Reitar Capital Partners Limited has income tax expense despite having a loss before income tax expenses. Within the revised results of operations disclosures, please clarify the nature of the line item for expenses not deductible that is listed in the rate reconciliation on page F- 41.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 79 of the Revised Draft Registration Statement.

Business

Competition, page 98

9.	We note your stated belief there are no other one-stop comprehensive solution providers like you in the geographical markets in which you operate, and your disclosure on page 88 regarding your leading market position. We also note your statement that you are one of the first movers into the logistics solution industry in your markets. Please tell us the basis for these statements. Clarify whether you have significant competitors for the various services you provide including, for example, consultation on technological logistical solutions and construction management and engineering design services. We note your disclosure that you compete based on your one-stop PLT solutions. Please clarify whether you compete on any other basis in the areas where you provide services.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 101 of the Revised Draft Registration Statement.

The Company respectfully submits that the referenced statements are based on its market observation so far that a typical asset management project in the logistic and warehousing market in Hong Kong is generally led by an investment fund or a company specialized in asset management while the design and construction work is contracted out or tendered to specialized service providers such as logistics consultancy companies and construction companies.

Under each of the segmented service lines the Company provides, including the professional consultancy services, asset management services and construction management and engineering design services, the Company has a number of competitors who are specialized players in each general sector in Hong Kong. However, the Company does not believe these specialized players in the current market are capable of providing a comprehensive solution at the early stage of the project and integrating all relevant services in the whole project cycle, including investment planning, asset management, professional consultancy services, project management, construction, and logistic technology integration services.

In addition to the ability to provide one-stop PLT solutions, the Company also competes on the basis of its management’s expertise and long-term work experience in the asset management and logistics sectors, as well as its well-established relationship with key players in the relevant sectors in Hong Kong developed over time based on its management’s customer network.

Management, page 106

10.	Please provide us the background of the people primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying people by name, for each person please tell us:

●	What role they take in preparing your financial statements and evaluating the effectiveness of your internal control;

●	What relevant education and ongoing training they have had relating to U.S. GAAP;

●	The nature of their contractual or other relationship to you;

●	Whether they hold and maintain any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

●	Their professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

In response to the Staff’s comment, the Company respectfully submits that the Company’s chief financial officer supervised and led the Company’s financial staff in preparing the Company's financial statements and evaluating the effectiveness of its internal control.

Although the staff responsible for preparing the Company’s financial statements were not qualified as Certified Public Accountant (U.S.) or Certified Management Accountant, nor had extensive education or professional experience specifically in U.S. GAAP, the Company is of the view that they are nevertheless capable of preparing the Company's financial statements in U.S. GAAP for the following reasons:

The Company’s chief financial officer is qualified as a Certified Public Accountant in Hong Kong, who is experienced in International Financial Reporting Standards ("IFRS"). As discussed with the Company’s auditor, an independent registered public accounting firm, in respect of the accountings standards applicable to its financial statements, the general principles and conceptual framework are similar in U.S. GAAP and IFRS, taking into account the Company's businesses and the industry in which it operates.

Nevertheless the Company recognizes a need to enhance its capabilities in preparing its financial statements in U.S. GAAP and SEC reporting requirements when it becomes a listed company. The Company will endeavor to hire additional qualified accounting and financial personnel with appropriate knowledge and experience specifically in U.S. GAAP accounting and SEC reporting requirements in this regard.

Compensation, page 112

11.	We note your statements regarding compensation on page 112. Please reconcile this disclosure with your salary and allowance disclosure on pages 64 and 80.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 67 and 84 of the Revised Draft Registration Statement, and confirms that the Company and its subsidiaries paid no cash compensation (including salaries and mandatory provident fund) to its directors and executive officers for the year ended March 31, 2022.

Related Party Transactions, page 115

12.	Please describe clearly the relationships between each of the entities identified on pages 115 and 116 and the related parties.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 118 and 119 of the Revised Draft Registration Statement.

United States Federal Income Tax Considerations, page 134

13.	Please revise the statement on page 135 that the discussion is for informational purposes only. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 139 of the Revised Draft Registration Statement.

Over-Allotment Option, page 139

14.	We note your disclosure on page 43 regarding techniques employed by short sellers. Please address whether the underwriter may engage in short sales in connection with the offering. To the extent the underwriter may engage in short sales please explain what short sales are, what covered short sales are and what naked short sales are.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 145 of the Revised Draft Registration Statement.

Price Stabilization, page 141

15.	Please explain your disclosure that the Securities Act and Exchange Act rules and regulations you reference "may lift the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal" and clarify whether the underwriter may engage in price stabilization activities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 145 of the Revised Draft Registration Statement, and respectfully submits that the underwriters may engage in price stabilization activities.

Experts, page 145

16.	Please revise your experts section to specifically identify both sets of financial statements that have been included in the registration statement.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 149 of the Revised Draft Registration Statement.

Reitar Logtech Holdings Limited

Notes to Consolidated Financial Statements

Note 14. Disaggregated Revenue, page F-19

17.	Please revise to disclose the aggregate amount of the transaction price allocated to performance obligations under construction management and engineering design service contracts that are unsatisfied as of March 31, 2022, as well as an explanation of when you expect to recognize such revenue. We refer you to ASC 606-10-50-13.

In response to the Staff’s comment, the referenced disclosure has been revised on page F-19 of the Revised Draft Registration Statement.

Schedule I - Parent Only Financial Information, page F-25

18.	Please revise your disclosure to clarify if the parent only information is audited or unaudited. To the extent it is unaudited, please clearly label the schedule as unaudited. To the extent it is audited, please revise to provide a report from your independent registered public accounting firm.

In response to the Staff’s comment, the Company respectfully submits that the parent only information is audited and the referenced disclosure has been revised on pages F-25 to F-26 of the Revised Draft Registration Statement to include the parent only information as note 23 to the financial statements of the Company.

Reitar Capital Partners Limited

Consolidated Statements of Loss and Comprehensive Loss for the Years Ended March 31, 2021 and 2022, page F-29

19.	We note that your cost of revenue does not include depreciation. Please tell us how your presentation of gross profit complies with the guidance in SAB Topic 11B.

In response to the Staff’s comment, the referenced disclosure has been revised on pages 78 to 79, F-29, F-36 and F-40 of the Revised Draft Registration Statement to include depreciation, as a component of cost of rental operation, in cost of revenue.

20.	Please tell us how your description of revenue and cost of revenue complies with Rule 5- 03 of Regulation S-X. In this regard, please tell us how you determined it was unnecessary to label the line items as income from rentals and expenses applicable to rental income. This comment also applies to your labeling in the Unaudited Pro Forma Condensed Combined Financial Information as it appears you are combining revenues from services with income from rentals and cost of services with expenses applicable to rental income.

In response to the Staff’s comment, the referenced disclosure has been revised on pages 13 to 14, 60 to 61, 78 to 79, 82 to 85, F-29, F-40 and F-48 of the Revised Draft Registration Statement to label the line items as rental income and cost of rental operation in compliance with Rule 5-03 of Regulation S-X.

21.	It appears that depreciation of property and equipment represents a significant portion of your general and administrative expense line item. Please revise to disaggregate depreciation expense from general and administrative expenses, or tell us how you determined such disaggregation is not necessary. Reference is made to Rule 5-03 of Regulation S-X.

In response to the Staff’s comment, the referenced disclosure has been revised on pages 13, 60, 78 to 79, F-29, F-36 and F-40 of the Revised Draft Registration Statement to include depreciation, as a component of cost of rental operation, in cost of revenue in compliance with Rule 5-03 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies and Practices

Deposits Paid, page F-34

22.	You disclose that deposits paid represent refundable amounts paid to tenants. We note your disclosure on page 77 states that these amounts are deposits paid to facility service providers under the cold storage facility service agreements during the year. Please tell us the nature of these deposits and revise your disclosure for consistency.

In response to the Staff’s comment, the Company respectfully submits that the deposits paid represent refundable amounts paid to lessors and the referenced disclosure has been revised on pages 80 and F-34 of the Revised Draft Registration Statement.

Revenue Recognition, page F-35

23.	It appears that you may provide nonlease services to your tenants (i.e., management and consultation services, utilities). With respect to your activities as a lessor, please tell us if you have elected the practical expedient to not separate nonlease components from associated lease components. To the extent you have elected such practical expedient, please tell us if the lease components or the nonlease components are the predominant component. Further, to the extent applicable, please revise your filing to include your accounting policy election in accordance with ASC 842-30-50-3A.

In response to the Staff’s comment, the Company respectfully submits that it has elected the practical expedient to not separate nonlease components from associated lease components, and the lease component is the predominant component. The referenced disclosure has been revised on page F-35 of the Revised Draft Registration Statement.

24.	We note you record an asset for utility usage receivable from customers and record a liability for utility payable and others. Please revise your accounting policy to clarify if you account for utility revenues and utility expenses on a gross or net basis, or tell us why this disclosure is not applicable.

In response to the Staff’s comment, the referenced disclosure has been revised on page F-35 of the Revised Draft Registration Statement. The Company respectfully submits that it records utility revenues and utility expenses on a net basis in the income statement, namely no utility revenues or expenses are recorded in the income statement. Costs of utilities are borne by tenants and the Company is responsible for collecting utility fees from tenants on behalf of the lessor.

Unaudited Pro Forma Condensed Combined Financial Information, page F-42

25.	Please tell us how you considered the guidance in Regulation S-X Rule 11-02(a)(6) and (7) and explain why you have not provided any pro forma adjustments in your pro forma income statement schedule for the year ended March 31, 2022 presented here and on pages 13, 58, and 81. Please also explain why your pro forma balance sheet schedule presented here and on pages 13, 58, and 82 does not include any purchase accounting fair value adjustments for the assets and liabilities of Reitar Capital Partners Limited, as required by GAAP.

In response to the Staff’s comments, the referenced disclosure has been revised on pages 14, 61, 84 to 85, and F-47 to F-50 of the Revised Draft Registration Statement to include a description of adjustments regarding the guidance in Regulation S-X Rule 11-02(a)(6) and (7) and a description that for all assets acquired and liabilities assumed other than goodwill, the carrying value was assumed to equal fair value.

26.	We note your pro forma financial information is presented in United States dollars. We further note the Company's reporting currency is Hong Kong dollars. Please tell us how you determined it was appropriate to present your pro forma financial information in a currency other than your reporting currency.

In response to the Staff’s comments, the referenced disclosure has been revised on pages 14, 61, 82 to 85 and F-47 to F-50 of the Revised Draft Registration Statement to present the pro forma financial information in Hong Kong dollars, the Company’s reporting currency.

27.	Please tell us how you determined it was unnecessary to present pro forma earnings per share. Reference is made to Rule 11-02 of Regulation S-X.

In response to the Staff’s comments, the referenced disclosure has been revised on page F-50 of the Revised Draft Registration Statement to present pro forma earnings per share.

Note 1 - Pro forma adjustments

Purchase Price Consideration, page F-48

28.	We note your disclosure that the Fair value of the Company’s 10,000 ordinary shares issued on November 9, 2022 is US$536,582. Please revise your disclosure to provide qualitative and quantitative information with respect to how this value was derived.

In response to the Staff’s comments, the referenced disclosure has been revised on pages F-49 to F-50 of the Revised Draft Registration Statement.

29.	We note your disclosure that the total purchase price consideration in the Business Combination was allocated to net assets acquired based on their estimated fair values as of the acquisition date. Please revise your disclosure to provide qualitative and quantitative information with respect to how the estimated fair values of the assets acquired and liabilities assumed were derived.

In response to the Staff’s comments, the referenced disclosure has been revised on pages F-49 to F-50 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com or Mr. William Ho at +852.3551.8513 or via e-mail at william.ho@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Kin Chung Chan, Chairman and Chief Executive Officer, Reitar Logtech Holdings Limited

Ka Chai Ng, Chief Financial Officer, Reitar Logtech Holdings Limited

William Ho, Esq., Partner, Morgan Lewis Bockius

Ross David Carmel, Esq., Partner, Carmel, Milazzo & Feil LLP